EXHIBIT 99.1

Stantec launches Stantec GenerationAV™ to advance autonomous vehicle deployment

AV consulting program partners with industry leaders to safely develop, test, and deploy automated vehicle projects using proprietary tools and technology

EDMONTON, Alberta and NEW YORK, Nov. 17, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Leading global design firm Stantec recently launched Stantec GenerationAV™ to assist clients in deploying autonomous vehicle (AV) projects. As AV innovation has continued to advance, leaders across industry sectors have been seeking centralized resources and experienced experts to better harness this new technology. Stantec GenerationAV™ is a full consulting program that draws from the experience on dozens of deployment projects, using a data-driven process to remove barriers to AV programs most commonly identified by clients: selecting technology suppliers, addressing regulatory requirements, and building an efficient roadmap to safe deployment. An expansive partnership network is a central aspect of Stantec GenerationAV™, continually seeking out cutting edge technology and specialists to fill in industry gaps and create new opportunities for deployment.

According to a Stantec-sponsored survey of leaders from 100 cities around the world, 44 percent said the complexity of procurement is a major obstacle in expanding their use of smart technologies. Another 37 percent identified keeping pace with technological change as a challenge, and 36 percent identified policy and regulatory barriers. Lack of experience in launching an AV program is another key factor in deployment delays and cost inefficiencies. In North America, only about 2 percent of public and private agencies have this experience, with most of it centered around piloting low speed autonomous vehicles to move people.

“There is a lot of desire out there to harness the power of AVs, but very little in terms of resources that connect all the necessary dots,” said Corey Clothier, Director of Stantec GenerationAV™. “The technology is there to make our transportation systems safer, cleaner, and more equitable for our communities. Stantec GenerationAV™ is going to get us there sooner through comprehensive education, strategic connections, and smart, fit-for-purpose deployments.”

The team behind Stantec GenerationAV™ has been working for more than ten years to develop a proprietary roadmap to autonomous vehicle deployment encompassing risk assessments, operational protocols, policy considerations and stakeholder engagement. From early work with the US Department of Defense, to the first AV pilots in the United States and United Kingdom, to more recent deployments, the team has consulted on getting projects moving safely while applying important lessons learned to different mobility modes.

The Stantec GenerationAV™ comprehensive business case and roadmap have been shown to accelerate an AV deployment by three to six months, which translates to a more efficient use of time, effort, and resources. In some cases, a roadmap has fully eliminated the need for a Request for Information process, allowing agencies to deploy their AV pilot more quickly.

As clients increasingly look to deploy AVs, the tools and services offered through the Stantec GenerationAV™ consulting program will complement Stantec’s global architecture, engineering, planning and design services to offer clients wide-ranging solutions for their transportation systems. The Stantec GenerationAV™ proprietary supplier database is a source of information that shortens the deployment cycle, as well as time and money spent. Soon to be launched training and education programs will give clients the foundation to manage their deployments and plan for the future. With a roadmap in place and a vision to meet the future needs of the community, small innovative pilots can be safely scaled over time.

“Driving is one of our most dangerous daily activities, and AVs will make our roads considerably safer in the future,” continued Clothier. “From my early work with the US military, safety of service members was a primary driver for AV technology. By starting small we can keep safety front and center, and scale over time to the benefit of our communities.”

Key industry partnerships

Key partnerships with the top firms and technology providers in the industry will be an important ingredient in providing solutions and resources to clients. Successful AV deployments involve myriad components across hardware, software, operations, engineering, planning and policy, each of which is their own fast-moving area of expertise.

Current AVs are challenged by unpredictable events on the road, leading to issues such as overcautious driving, phantom braking, and trouble with unprotected turns. To help AVs perform better in complex situations, GenerationAV™ has partnered with dRISK, a firm who has been awarded a major grant from the UK’s Department for Transport to productize the first true driver’s test for autonomous vehicles. dRISK’s knowledge graph technology encodes and then directly tests AVs on a huge diversity of edge cases – the driving scenarios which are individually unlikely but together make up most of the risk on the road. With tools to allow the AV developer, insurer and transport authority to demonstrates exceptional performance on everything that can go wrong in the operational domain before the AV hits the streets, dRISK measurably improves safety and performance of the AV deployment.

Software and human reliability company Icarus Ops brings aboard decades of expertise in error prevention and compliance. Utilizing operational safety practices from the aviation industry, Icarus integrates software, mobile technology, online tools, and consulting into operations protocols to increase AV reliability on the road through verifiable compliance.

POCO Labs specializes in design thinking, stakeholder, and end user research, and is a global leader in AVs and AV-related markets. The firm founded the Autonomous Vehicle Alliance to facilitate collaboration among industry leaders and identify new use cases and value propositions in the evolving AV landscape.  The partnership with POCO Labs provides a holistic perspective on the intersection between the built environment and new mobility solutions to drive more impactful AV deployments.

Stantec GenerationAV™ will continue to seek best in class partners as it develops its full suite of products and services.

Innovation Office Launched @ Stantec

Stantec GenerationAV™ is a Stantec-funded program created in concert with the 2020 launch of Stantec’s Innovation Office, which was designed to identify, incubate, accelerate, and operationalize client-focused research into scalable infrastructure solutions. In early 2020, Stantec formally launched its Innovation Office to centrally drive the development of products and services by mobilizing an incubator which underwrites hundreds of company-funded grants for employee practitioners to develop client-facing, creative project solutions. Annually, the organization will select a targeted number of staff innovations – from a pool of up to 500 applicants – for deeper investment and companywide deployment.

Leading the Innovation Office is Marshall Davert, PE, PhD, who was appointed as the firm’s Chief Innovation Officer in late 2019. In that role, Davert spearheads the company’s forward-looking innovation strategy while continuing the organization’s decade-plus-long commitment to company-funded research and ideation. Thus far, Stantec has awarded more than $13.1 million in pledged grants through 315 projects being carried out by employees, many of which are focused on solving community infrastructure and natural systems challenges.

Learn more about Stantec GenerationAV™.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the program described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects carried out under the program described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forwardlooking statements are provided herein for the purpose of giving information about the program referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

Design with community in mind